# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aureus Greenway Holdings Inc, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744
Date of event which requires filing of this statement: 07/25/2025
Amends the filing with accession number 0001641172-25-009133
Filed by CIK 0002067365
Persons authorized to receive notices and communications: Stephen Ching Ping Cheung, 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744, 407-344 4004

## Reporting persons
- Stephen Ching Ping Cheung (CIK 0002067365): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 3,290,000; shared voting power 0; sole dispositive power 3,290,000; shared dispositive power 0; aggregate amount beneficially owned 3,290,000 (23.7% of the class)
  Comment: 1. Stephen Ching Ping Cheung (the "Reporting Peron"), the chairman of the board of directors of Aureus Greenway Holdings Inc., is the sole shareholder and director of Ace Champion Investments Limited, a company owned and controlled by the Reporting Peron, which holds 3,290,000 shares of common stock and 0 shares of series A preferred stock in Aureus Greenway Holdings Inc.
  
  2. The calculation above is based on 13,880,000 shares of common stock of Aureus Greenway Holdings Inc. issued and outstanding as of the date hereof.
- Ace Champion Investments Ltd (CIK 0002064537): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 3,290,000; shared voting power 0; sole dispositive power 3,290,000; shared dispositive power 0; aggregate amount beneficially owned 3,290,000 (23.7% of the class)
  Comment: 1. Ace Champion Investments Limited (the "Reporting Person"), a company incorporated in the British Virgin Islands is beneficially owned and controlled by Stephen Ching Ping Cheung and directly holds 3,290,000 shares of common stock of Aureus Greenway Holdings Inc., and 0 shares of series A preferred stock of Aureus Greenway Holdings Inc.
  
  2. The calculation above is based on 13,880,000 shares of common stock of Aureus Greenway Holdings Inc. issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aureus Greenway Holdings Inc
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744

## Item 2. Identity and Background
Name of person filing: Stephen Ching Ping Cheung
Residence or business address:
Aureus Greenway Holdings Inc.

2995 Remington Blvd. Kissimmee, FL 34744.
Present principal occupation or employment: Stephen Ching Ping Cheung is chairman of the board and directors of Aureus Greenway Holdings Inc. with the principal business address of 2995 Remington Blvd. Kissimmee, FL 34744.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Aureus Greenway Holdings Inc. (the "Company") was incorporated on December 22, 2023. In connection with the incorporation, on January 17, 2024, the Company issued (i) a total of 8,160,000 shares of common stock of the Company to Ace Champion Investments Limited (as to 6,800,000 shares of common stock of the Company), and Trendy View Assets Management (as to 1,360,000 shares of common stock of the Company), for total consideration of $8,160, (ii) a total of 10,000,000 shares of the Company's series A preferred stock to Ace Champion Investments Limited (as to 5,000,000 shares of the Company's series A preferred stock), Trendy View Assets Management (as to 1,000,000 shares of the Company's series A preferred stock), and Chrome Fields Asset Management LLC (as to 4,000,000 shares of the Company's series A preferred stock), for total consideration of $10,000, and (iii) 5,440,000 shares of common stock of the Company to Chrome Fields Asset Management LLC, in exchange for the right to receive 100 ordinary shares, par value $1.00 of Pine Ridge Group Limited, the Company's wholly owned subsidiary. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation D and/or Regulation S thereof. On June 11, 2024, the Company's board of directors and shareholders holding a majority of the voting power of the Company's issued and outstanding voting capital stock implemented a reverse stock split in a ratio of 1.25-for-1 (the "Reverse Stock Split") upon approval of which the Company filed articles of amendment to the articles of incorporation of the Company, in order to implement the Reverse Stock Split. As a result, Ace Champion Investments Limited holds 5,440,000 shares of common stock and 5,000,000 shares of series A preferred stock of the Company. On February 13, 2025, Ace Champion Investments Limited sold 150,000 shares of common stock to the underwriters in the Company's initial public offering. On July 23, 2025, the Company also entered into a stock purchase agreement (the "Private SPA") among the Company, Trendy View Assets Management, Ace Champion Investments Limited, and Chrome Fields Asset Management LLC (collectively, the "Sellers"), and certain buyers (the "Buyers"). Pursuant to the Private SPA, the sellers agreed to sell, and the Buyers agreed to purchase an aggregate of 4,000,000 shares of common stock and 10,000,000 shares of series A preferred stock of the Company, and Trendy View Assets Management d agreed to sell, and the Buyers agreed to purchase 5,000,000 shares of the Company's series A preferred stock, par value $0.001 per share, for a purchase price of $50,000 and 2,000,000 shares of the Company's common stock, par value $0.001 per share, for a purchase price of $2,000,000. Under the Private SPA, the shares of common stock were sold at $0.975 per share, and the shares of series A preferred stock were sold at $0.01 per share. The transaction closed on July 25, 2025. As a result, Trendy View Assets Management holds 3,290,000 shares of common stock and 0 shares of series A preferred stock of the Company. Personal Funds - Personal Funds of reporting person

## Item 4. Purpose of Transaction
Purpose of transaction: Other than the transaction disclosed in Item 3, the Reporting Persons are considering all their options and, while they have no present plan to do so, they reserve the right and are considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,290,000 and 23.7%
Number of shares as to which each person has sole or shared power to vote or dispose: 3,290,000
Transactions in the class effected during the past sixty days: Other than the transaction disclosed in Item 3, Stephen Ching Ping Cheung has not engaged in any transaction in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to Aureus Greenway Holdings Inc.'s securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement

Exhibit B - Stock Purchase Agreement, dated July 23, 2025, among the Company, certain Sellers, and Buyers.

## Signatures
- Stephen Ching Ping Cheung: /s/ Stephen Ching Ping Cheung, Stephen Ching Ping Cheung / Director and Chairman of the Board of Directors of Aureus Greenway Holdings Inc. (07/30/2025)
- Ace Champion Investments Ltd: /s/ Stephen Ching Ping Cheung, Director of Ace Champion Investments Limited (07/30/2025)